
06018996

December 5, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: SEC File No. 082-34930
Mori Seiki Co., Ltd. (the "Company")
Rule 12g3-2(b) Exemption: Documents

Dear Sir/Madam:

1. This information is being furnished pursuant to Rule 12g3-2(b). Included is all information since our last correspondence to you under Rule 12g3-2(b) required to be furnished pursuant to Rule 12g3-2(b)(1)(iii). Enclosed herewith and listed in Annex A hereto are the English translations of Japanese language documents, required to be submitted pursuant to Rule 12g3-2(b).

2. The information enclosed herewith is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the document furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the document enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

3. Should you have any questions in connection with this submission, please do not hesitate to contact Izumi Akai or Kenji Taneda of Sullivan & Cromwell LLP, Otemachi First Square East, 16F, 5-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (telephone: 81-3-3213-6140; facsimile: 81-3-3213-6470).

Very truly yours,

Mori Seiki Co., Ltd.

By 
Name: Hideji Machino
Title: Manager of the Accounting Department

(Enclosures)

page 1 of 46 pages
Exhibit index is on page 3

TOKYO:33614.1

cc: Izumi Akai, Esq.
Kenji Taneda, Esq.
(Sullivan & Cromwell LLP)

TOKYO:33614.1

Annex A

English Language Documents Distributed to the Company's Shareholders

1

File No. 082-34930

Octoer 30, 2006

Company name Mori Seiki Co., Ltd.
Code number 6141 (URL http://www.moriseiki.co.jp)
Representative President
Name Masahiko Mori
Contact (title) Director Accounting & Finance Dept. Exective Officer
Name Morikuni Uchigasaki
TEL (052) 587 - 1835

Notice of Earnings Forecast Revision

Based on recent events, the Company revises its earnings forecasts from those announced on May 9, 2006

1. Consolidated earnings

Revision of consolidated earnings for the period April 1, 2006 to March 31, 2007 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	157,500	20,000	19,500	11,200
Revised forecast (B)	162,000	21,000	20,800	14,000
Change (B-A)	4,500	1,000	1,300	2,800
Change (%)	2.9	5.0	6.7	25.0
Previous fiscal year April 1, 2005 to March 31, 2006	145,339	16,294	15,902	13,801

2. Non-consolidated earnings

Revision of non-consolidated earnings for the period April 1, 2006 to March 31, 2007 (millions of yen, %)

	Sales	Operating income	Ordinary income	Net income
Previous forecast (A)	134,000	16,500	16,000	9,400
Revised forecast (B)	138,000	18,000	17,800	12,500
Change (B-A)	4,000	1,500	1,800	3,100
Change (%)	3.0	9.1	11.3	33.0
Previous fiscal year April 1, 2005 to March 31, 2006	124,144	13,770	13,401	13,284

3. Reasons for the consolidated and non-consolidated forecast revision

Economic situations of the machine tool industry during the first half of the current fiscal year are as followed.
In Japan there had been seen increased investment in plant and equipment in the automobile, general machinery, construction machinery, and hydraulic equipment and semi-conductor industries due to favorable corporate results.
In Europe there had been strong demand, especially in the aircraft industry.
In North America investment in plant and equipment had been increased in the energy industry.
In Asia There had been increased investment in plant and equipment in the automobile and general machinery industries.

Also, by selling land and buildings which had been used as sales offices in Japan, we realized an impairment loss for tax purposes through the revaluation of land which were previously assessed on March 31, 2002, decreased.
On the basis of the actual results for the first half of the current fiscal year and the continuing favorable trends in orders, we have made some upward adjustments to our sales and profit on both consolidated and individual bases.

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly inaccurate.

Summary of Interim Consolidated Financial and Business Results for the First Half of the Year Ended March 2007

October 30, 2006

Company name	Mori Seiki Co., Ltd.	Stock Exchange Listings	Tokyo, Osaka
Code number	6141	Headquarters Location	
(URL http://www.moriseiki.co.jp)		Aichi Prefecture	
Representative	President		
Name	Masahiko Mori		
Contact (title)	Director Accounting & Finance Dept. Exective Officer		
Name	Morikuni Uchigasaki	TEL (052) 587-1835	

Date of interim meeting of Board of Directors: October 30, 2006

Use of US GAAP No

Consolidated Business Results (April 1, 2006 to September 30, 2006)

(1) Consolidated earnings (All figures are rounded to the nearest one million yen)

	Sales		Operating income		Ordinary income	
	millions of yen	%	millions of yen	%	millions of yen	%
First six months of FY2006	78,431	18.8	10,029	79.8	10,037	89.1
First six months of FY2005	66,042	23.9	5,577	79.9	5,307	67.7
Year ended March 2006	145,339		16,294		15,902	

	Net income		Net income per share	Diluted net income per share
	millions of yen	%	yen	yen
First six months of FY2006	4,585	1.1	50.07	47.51
First six months of FY2005	4,536	76.2	51.50	51.18
Year ended March 2006	13,801		153.62	150.31

Notes: 1) Equity-method income: First six months of FY2006:19 million yen, first six months of FY2005: 38 million yen, year ended March 2006:–

2) Average number of shares outstanding: First six months of FY2006: 91,588,977, first six months of FY2005: 88,085,919, year ended March 2006: 88,914,953

3) Changes in accounting policy Yes

The percentage figures for net sales, operating income, ordinary income, and net income represent increases (decreases) relative to the same period of the previous year.

(2) Consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	millions of yen	millions of yen	%	yen
First six months of FY2006	153,306	116,670	75.8	1,254.17
First six months of FY2005	149,727	100,821	67.4	1,142.34
Year ended March 2006	162,778	116,347	71.5	1,264.32

Note: Number of shares outstanding at end of September 2005: 92,628,044, September 2005: 88,258,844, March 2006: 91,910,354

(3) Consolidated cash flows

	Cash flow from operations	Cash flow from investment activities	Cash flow from financing	Balance of cash and equivalents at end of term
	millions of yen	millions of yen	millions of yen	millions of yen
First six months of FY2006	11,724	538	△ 12,992	30,757
First six months of FY2005	4,951	776	7,435	25,952
Year ended March 2006	17,128	△ 3,001	4,524	31,582

(4) Consolidated subsidiaries and affiliates accounted under the equity method

Consolidated subsidiaries: 23 Affiliates not accounted under the equity method: none Affiliates accounted under the equity method: 1

(5) Changes in number of consolidated subsidiaries and affiliates accounted under the equity method

Consolidated subsidiaries: none added, three removed affiliates accounted under the equity method: none added, none removed

Forecasts for the year April 1, 2006 to March 31, 2007

	Sales	Ordinary income	Net income
	millions of yen	millions of yen	millions of yen
Year ended March 2007	162,000	20,800	14,000

Reference: net income per share 151.14yen

The forecast stated above is based on pieces of information which are currently available.

Therefore, it contains an element of uncertainty.

The actual results may be different from the above forecast due to changes in circumstances.

Please refer to precautions of making use of the forecast and assumptions on which the forecast is based.

Outline of the Mori Seiki group

The group consists of Mori Seiki Co., Ltd, 28 consolidated subsidiaries, and 5 affiliated companies. The group's principal activities are the manufacture and sale of machine tools (machining centers, CNC lathes, and other finished products), and insurance agency.

The structure of the group is shown in the diagram.

[DIAGRAM HERE]

The business activities of the group's consolidated subsidiaries, non-consolidated subsidiaries, and affiliated companies is shown below.

Consolidated subsidiaries

Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A.S., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., MS SYFRAMO S.A.S.

O: Consolidated subsidiaries
• Non-consolidated subsidiaries
◇: Equity-method affiliates

Development and sale of machine tool software

DTL Mori Seiki, INC.

Manufacture and sale of grinders and other finished products

Taiyo Koki Co., Ltd.

Overhaul of used machine tools

Mori Seiki Techno, Ltd.

Design, manufacture and sale of machine tool peripherals

Mori Seiki Fixture Laboratory, Ltd.

Manufacture and sale of auto parts, metal mold components, and machine tools components

Mori Seiki High Precision Machining Laboratory, Ltd.

Non-consolidated subsidiaries

Sales of machining centers, CNC lathes, and other finished products

Mori Seiki TECHNO G.m.b.H., Mori Seiki Machine Sales, Ltd.

Design, manufacture and sale of molds

Akisino Mold Laboratory Ltd.

Insurance agency

Mori Seiki Kosan, Ltd.

Leasing

Mori Seiki Leasing, Ltd.

Equity-method affiliates

Manufacture and sale of cast products, processed machine tools, and other finished products

Watanabe Seikosho Co., Ltd.

Non-equity method affiliates

Import and domestic sales of machines and equipments for synthetic resin/fiber production

ITOCHU Plamac Corporation and three others

Notes: 1. Mori Seiki Precision changed its name to Akishino Mold Laboratory Ltd. on July 6, 2006.

2. Mori Seiki Machine Sales ceased operations on March 31, 2004.

3. Mori Seiki USA Inc. merged Mori Seiki DISTRIBUTOR SERVICES INC. and Mori Seiki MID-AMERICAN SALES INC. on April 1, 2006.

4. Mori Seiki (UK) Ltd. merged MS POLLARD LTD. on July 1, 2006.

Management policy

1. Basic corporate policy

As a global corporation continually striving to be the world's largest and most respected international manufacturer of lathes, machining centers, multi-axis turning centers and grinders, we will enable our customers to maximize their advantages and excel in their respective markets by continually striving to provide innovative, accurate, and trouble-free machines at competitive prices.

2. Profit allocation policy

An important management theme for our group is expanding corporate value and profits for our shareholders, who understand that machine tools, the most representative of all capital goods, support manufacturing activities worldwide. We decide the proportion of profits allocated to shareholders, and kept for internal reserves, taking into account our future business plans, earnings, and financial condition. Internal reserves are used to develop new core products and technologies, expand production capacity, and generally strengthen our market competitiveness.

3. Target performance indicators

Our group aims to build a solid corporate structure, and become the number one company in the global machine tool industry, in order to cope with the rapidly changing business and market environment. We believe that improving our profit margins is essential to achieving this. We target an operating income margin (consolidated operating income to sales) of more than 10%, and will work hard to improve both enterprise value and shareholder profits.

4. Medium to long-term business strategy

We have established the Mori-568 Plan, a medium-term business plan, for the three year period from Fiscal year 2005 to Fiscal year 2007. The basic goal of the plan is to become the number one company in the global machine tool industry (Global One) by working to get the ten largest companies in each major industry to become our mainstay customers. The three specific targets of the plan include the following:

(1) Mori-5 : Global market share of 5%

We assume that the value of the global machine tool market is 3.5 trillion yen, and we are aiming to achieve a 5% share of that market. In order to achieve it, we have organized sales teams according to our potential customers and industry specification. We will also meet demand from existing customers to replace the machines currently used with our latest machines.

In particular, we will strengthen our sales activities in India, Russia, Central Europe (Czech Republic, Hungary, Poland, Slovenia, etc), and Mexico.

Our consolidated sales for the first half of the current fiscal year were 78.431 billion yen, which is a 4.5% share.

(2) Mori-6 : Consolidated cost of sales of 60%

We intend to reduce the percentage of cost of sales to our total net sales, currently 66%, to 60%, by focusing on cost management at the design stage, and increasing our capacity to produce parts internally for our products and to standardize such parts so that they can be used for a variety of products produced by us. We also intend to increase our work output per employee by 50%, by increasing the utilization of its machine processes and reducing work hours.

We established the Sheet Metal Plant at the Iga Campus in September this year. We expect that it will have a significant influence on reducing costs, by manufacturing sheet metal in-house and by sending know-how about high-quality, low-cost parts design to the Design Department.

The consolidated cost of sales ratio for the first half of this fiscal year was 61.1%.

(3) Mori-8 : Establishing an 800 unit-per-month production

We are aiming to build a corporation structure to become able to produce 800 units per month so that we could respond to our customers' requests quickly. We are also developing a business structure which would enable us to react swiftly to changes in demand by training engineers who would be able to do cell production, strengthening our alliance with co-operating corporations, increasing our procurement capability and reducing lead time.

Our monthly average production during the first half of the current fiscal year is 560 units.

5. Challenges

The first year of the above-mentioned Mori-568PLAN progressed smoothly, but that was partly because of the favorable economic environments and weak yen. In future, we will make every effort to achieve our targets even when economic environments are no longer favorable and yen is strong.

We also consider it an urgent issue to build up a management system along with expansion of Mori Seiki Group. Specifically we must work on two things. Firstly, we have to construct internal controls in response to Japan's Sarbanes-Oxley Act (SOX). Secondly we have to ensure compliance with Export Control by government to prevent the proliferation of weapons of mass destruction and the excessive accumulation of conventional arms.

6. Information about the parent company:

Since Mori Seiki Co., Ltd. has no parent company, there is nothing to be recorded on the above heading.

Business results and financial condition

1. Business results

Economic situations of the machine tool industry during the first half of the current fiscal year are as followed. In Japan there had been seen increased investment in plant and equipment in the automobile, general machinery, construction machinery, and hydraulic equipment and semi-conductor industries due to favorable corporate results. In Europe there had been strong demand, especially in the aircraft industry. In North America investment in plant and equipment had been increased in the energy industry. In Asia There had been increased investment in plant and equipment in the automobile and general machinery industries.

In April, 2006 we formed a sales alliance with Ellison Technologies, Inc. in the U.S.A. that has started operating as our sales representative in the Midwest region.

As a result of our decision to sell land and buildings of our sales offices in Japan, however, we recorded the difference of 4.209 billion yen between the book value and the sale price as a special loss. We completed the sale of land and buildings of our sales offices on September 27, 2006.

Under such business environments, the Mori Seiki Group had achieved the results stated below.

Consolidated (millions of yen)

	58th Term Interim (to September 2005)	59th Term Interim (to September 2006)	Change	58th Term Full year (to March 2006)
Sales	66,042	78,431	12,389	145,339
Operating income	5,577	10.029	4,451	16,294
Ordinary income	5,307	10.037	4,730	15,902
Net income	4,536	4,585	49	13,801

Non-consolidated (millions of yen)

	58th Term Interim (to September 2005)	59th Term Interim (to September 2006)	Change	58th Term Full year (to March 2006)
Sales	58,214	66,415	8,200	124,144
Operating income	4,640	8,951	4,311	13,770
Ordinary income	4,475	8,919	4,443	13,401
Net income	4,560	4,293	△266	13,284

Factors behind the increase in sales and profits:

- Capital equipment demand expanded in domestic and overseas markets
- We have expanded our sales bases in Europe, and sales have been increased.
- Japanese yen is weak against Euro and US dollar, so retail prices have risen.
- Production capacity increased due to greater penetration of cell production and 'campsite' assembly
- New products featuring lower cost ratios made up a larger percentage of overall sales
- The strengthened sales and service organization helped the Company to win new customers

2. Financial position

(1) Current term cash flow (millions of yen)

	58th Term Interim (to September 2005)	59th Term Interim (to September 2006)	Change	58th Term Full year (to March 2005)
Cash flow from operations	4,951	11,724	6,773	17,128
Cash flow from investments	776	538	△238	△3,001
Cash flow from financing activity	7,435	△12,992	△20,427	4,524
Cash and deposits at the end of the term	25,952	30,757	4,805	31,582

- **Cash flow from operations**

Net operating cash flow increased 11,724 million yen (after an increse of 4,951 million yen in the first six months of the previous year) due to 5,032 million yen in pre-tax net profit, a 2,507 million yen reduction in accounts receivable, and a 2,704 increase in inventory.

- **Cash flow from investments**

Net investing cash flow increased by 538 million yen (after an increase of 776 million yen in the first six months of the previous year) due to4,671 million yen in outlays for the purchase of tangible fixed assets, and a 3,111 cash inflow related to the acquisition of intangible fixed assets.

- **Cash flow from financing activities**

Net financing cash flow decreased 12,992 million yen (after an increase of 7,435 million yen in the first six months of the previous year) due to a 10,208 million yen outlay for the repayment of long-term debt, and 3,677 million yen in dividend payments.

(2) Trend in cash flow indices

	57th Term Interim (to September 2004)	57th Term Interim (to March 2005)	58th Term Interim (to September 2005)	58th Term Full year (to March 2006)	58th Term Interim (to September 2006)
Shareholders' equity ratio (%)	70.9%	71.1%	67.4%	71.5%	75.8%
Shareholders' equity ratio on market value (%)	52.2%	73.3%	90.5%	140.0%	136.2%
Debt repayment (years)	-	2.8	1.7-	0.7	0.1
Interest coverage ratio (times)	-	49.7	95.5	155.7	288.2

Notes: Shareholders' equity ratio: Shareholders' equity / total assets

Shareholders equity ratio based on market value: Market capitalization / total assets

Debt to annual cash flow ratio: Interest-bearing liabilities / operating cash flow

Interest coverage ratio: Operating cash flow / interest payments

*These indices are calculated based on consolidated financial figures.

*Market capitalization: Closing share price at end of term x outstanding shares (excluding treasury stock) at end of term.

*We used operating cash flow from the consolidated cash flow statements for operating cash flow. Interest-bearing liabilities include all liabilities on the balance sheets that incur interest. We used 'interest paid' on the cash flow statement for interest payments.

*We have omitted the 'debt repayment (years)' and 'interest coverage ratio (x)' for the 57th interim term because net operating cash flow was negative.

3. **Forecast for upcoming fiscal year**

Fiscal year 2006 (to March 31, 2007)

(millions of yen)

	Sales	Operating income	Ordinary income	Net income
Consolidated	162,000	21,000	20,800	14,000
Non-consolidated	138,000	18,000	17,800	12,500

Please note the following inputs to these forecasts:

・ Average exchange rates: 114 yen/ U.S. dollar, 142 yen/euro.

・We expect that the Mori-568PLAN, our medium-term management plan covering three years from FY 2005 to FY 2007, will make steady progress in its second year.

Caution regarding forward-looking statements

Forward-looking statements (earnings forecasts, assumptions, plans, policies, business strategies, targets, schedules, understanding and evaluation of facts) regarding our group in this report are based on information available as of the date of this report. Actual results may differ significantly from these forecasts. A variety of risk factors, including but not limited to those listed below, could cause our assumptions and forecasts to be inaccurate.

(1) Change in economic trends in major markets (Japan, Americas, Europe, Asia)

(2) Change in capital investment demand trend

(3) Volatility in foreign exchange rates of the yen versus U.S. dollar and euro

(4) Volatility in raw materials costs

(5) Future relationships with United States and China

(6) We have strengthened our export controls for machine tools, in light of the seriousness of the proliferation of weapons of mass destruction.

(7) Rising terrorism risk due to changes in the international affairs climate

(8) Disaster such as hurricane or earthquake

Consolidated balance sheets

	Previous interim consolidated fiscal year (September 30, 2005)		Current interim consolidated fiscal year (September 30, 2006)		Previous full consolidated fiscal year (March 31, 2006)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits	25,955		30,757		31,582	
2 Notes and accounts receivable	25,987		28,006		29,961	
3 Inventories	25,877		27,116		25,063	
4 Deferred income taxes	136		255		141	
5 Consumption tax receivable	140		261		346	
6 Other	2,320		2,790		2,543	
7 Allowance for doubtful receivables	-266		-362		-273	
Total current assets	80,151	53.5	88,824	57.9	89,365	54.9
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings and structures	25,553		22,859		25,100	
(2) Machinery, equipment and vehicles	5,984		6,452		5,814	
(3) Land	20,921		15,364		21,016	
(4) Construction in progress	336		638		717	
(5) Other	3,020		3,382		3,098	
Total property, plant and equipment	55,816	37.3	48,698		55,747	34.3
2 Intangible fixed assets						
Total Intangible fixed assets	2,200	1.5	2,699		2,952	1.8
3 Investments and other assets						
(1) Investments in securities	10,498		12,321		13,914	
(2) Long-term prepaid expenses	552		130		234	
(3) Deferred income taxes	5		9		26	
(4) Other	502		622		537	
Total investments and other assets	11,559	7.7	13,,083	8.5	14,712	9.0
Total fixed assets	69,575	46.5	64,481	42.1	73,412	45.1
Total assets	149,727	100.0	153,306	100.0	162,778	100.0

	Previous interim consolidated fiscal year (September 30, 2005)		Current interim consolidated fiscal year (September 30, 2006)		Previous full consolidated fiscal year (March 31, 2006)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Liabilities						
I Current liabilities						
1 Accounts payable	8,650		10,265		9,697	
2 Notes and accounts payable	1,320		1,500		1,320	
3 Current portion of long-term debt	5,084		-		5.084	
4 Other accounts payable	3,988		4,842		4,465	
5 Accrued expenses	373		420		417	
6 Accrued income taxes	640		982		1,387	
7 Accrued consumption tax	22		38		40	
8 Deferred income taxes	156		87		203	
9 Warranty Reserve			677		-	
10 Other	2,410		3,942		3,417	
Total current liabilities	22,645	15.1	22,755	14.8	26,032	16.0
II Long-term liabilities						
1 Bonds with stock acquisition rights	11,500		9,331		9,333	
2 Long-term debt	10,166		-		5,124	
3 Deferred income taxes	2,569		2,485		3,358	
4 Deferred income taxes on reserve for land revaluation	1,824		1,699		1,824	
5 Other	-		364		332	
Total long-term liabilities	26,059	17.4	13,880	9.1	19,972	12.3
Total liabilities	48,704	32.5	36,635	23.9	46,005	28.3
(Minority interests)						
Minority interests	201	0.1	-	-	425	0.2
Shareholders' equity						
I Common stock	28,190	18.8	-	-	29,285	18.0
II Capital surplus	40,988	27.4	-	-	42,529	26.1
III Retained earnings	40,380	27.0	-	-	49,645	30.5
IV Reserve for land revaluation	-1,636	-3.1	-	-	-4,636	-2.8
V Net unrealized holding gain on securities	3,454	2.3	-	-	4,576	2.8
VI Translation adjustments	1,893	-1.2	-	-	-1,186	-0.7
VII Treasury stock	-5,661	-3.8	-	-	-3,867	-2.4
Total shareholders' equity	100,821	67.4	-	-	116,347	71.5

Total liabilities, minority interests, and shareholders' equity	149,727	100.0			162,778	100.0
Net Assets						
I Shareholders'equity						
1 Capital	-		29,286		-	
2 Capital surplus	-		42,620		-	
3 Retained earnings	-		44,229		-	
4 Treasury stock	-		-3,244		-	
Total Shareholders'equity	-	-	112,891	73.7	-	-
II Valuation, Translation Adjustments and Others						
1 Net unrealized holding gain on securities	-		3,177		-	
2 Deferred assets (liabilities) arising from hedge accounting	-		-688		-	
3 Reserve for land revaluation	-		1,545		-	
4 Foreign currency statements translation adjustments	-		-754		-	
Total Valuation, Translation Adjustments and Others	-	-	3,279	2.1	-	-
III Minority interests	-	-	498	0.3	-	-
Total Net Assets	-	-	116,670	76.1	-	-
Total Liabilities and Net Assets	-	-	153,306	100.0	-	-

Consolidated Statement of income

	Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)			Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)			Previous full consolidated fiscal year (April 1, 2005 to March 31, 2006)		
	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales		66,042	100.0		78,431	100.0		145,339	100.0
II Cost of sales		41,275	62.5		47,895	61.1		89,984	61.9
Gross profit		24,766	37.5		30,536	38.9		55,354	38.1
III Selling, general and administrative expenses		19,188	29.1		20,507	26.1		39,060	26.9
Operating income		5,577	8.4		10,029	12.8		16,294	11.2
IV Non-operating income									
1 Interest income	22			50			54		
2 Dividend income	50			75			70		
3 Foreign exchange gain	-			43			-		
4 Equity method income	36			19			64		
5 Bond premium	115			-			115		
6 Other	115	339	0.5	117	306	0.4	321	625	0.4
V Non-operating expenses									
1 Interest expense	51			38			110		
2 Foreign exchange loss	174			-			292		
3 Fees and commissions	252			118			373		
4 Bond issue expense	72			-			72		
5 Other	58	610	0.9	141	297	0.4	167	1,017	0.7
Ordinary income		5,307	8.0		10,037	12.8		15,902	10.9
VI Extraordinary income									
1 Gain on sale of fixed assets	917			-			917		
2 Gain on sale of investments in securities	347			5			378		
3 Other	63	1,328	2.0	40	46	0.0	13	1,309	0.9
VII Extraordinary expenses									
1 Loss on sale of fixed assets	1,089			83			1,238		
2 Loss on disposal of fixed assets	88			100			120		
3 Loss on inventory disposal	349			4,209			608		
4 Loss on devaluation of investments in securities	44			-			44		
5 Loss on termination of leases	28			-			45		
6 Provision for the prior years' warranty reserve	—	1,601	2.4	657	5,050	6.4	-	2,058	1.4
Income before income taxes		5,033	7.6		5,032	6.4		15,154	10.4
Income taxes	372			607			1,146		
Corporation tax adjustment	80	453	0.7	-230	377	0.5	125	1,271	0.9
Minority interests in net income		-43	0.0		-69	-0.1		-80	-0.0
Net income		4,536	6.9		4,585	5.8		13,801	9.5

Consolidated statement of retained earnings

	Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)				Previous full consolidated fiscal year (April 1, 2005 to March 31, 2006)	
	Amount	(million yen)			Amount	(million yen)
(Capital surplus)						
I Capital surplus at start of period		40,932				40,932
II Increase in capital surplus						
1 Issue of new stock resulted from capital increase	-				1,093	
2 Gain on disposal of Treasury stock	55	55			502	1,596
III Capital surplus at end of interim (full year)		40,988				42,529
(Retained earnings)						
I Retained earnings at start of period		46,255				46,255
II Increase in retained earnings						
Net income	4,536	4,536			13,801	13,801
III Decline in retained earnings						
1 Dividends	1,760				1,760	
2 Bonuses to directors and statutory auditors	115				115	
3 Reversal of reserve for land revaluation	8,535	10,411			8,535	10,411
IV Retained earnings at end of interim (full year)		40,380				49,645

Interim Consolidated Statements of Shareholders' Equity

(April 1, 2006 to September 30, 2006)

	Shareholders'equity				
	Capital	Capital surplus	Retained earnings	Treasury stock	Total Shareholders'equity
Balance(March31, 2006) (million yen)	29,285	42,529	49,645	Δ3,867	117,593
Increase (decrease) during the quarter					
Issue of new stock	1	1	—	—	2
Dividends	—	—	Δ3,677	—	Δ3,677
Bonuses to directors and	—	—	Δ142	—	Δ142
Net income during the six month	—	—	4,585	—	4,585
Gain of Treasury stock	—	—	—	Δ4	Δ4

disposal of Treasury stock	—	89	—	626	716
Reversal of reserve for land revaluation	—	—	Δ6,181	—	Δ6,181
Total Increase (decrease) during the six month (million yen)	1	90	Δ5,415	622	Δ4,701
Balance(September 30, 2006) (million yen)	29,286	42,620	44,229	Δ3,244	112,891

	Valuation, Translation Adjustments and Others					Minority interests	Total Net Assets
	Net unrealized holding gain on securities	Deferred assets (liabilities) arising from hedge accounting	Total Net Assets	Foreign currency statements translation adjustments	Total Valuation, Translation Adjustments and Others		
Balance(March31, 2006) (million yen)	4,576	—	Δ4,636	Δ1,186	Δ1,246	425	116,772
Increase (decrease)							
Issue of new stock	—	—	—	—	—	—	2
Dividends	—	—	—	—	—	—	Δ3,677
Bonuses to directors and statutory auditors	—	—	—	—	—	—	Δ142
Net income during the six month	—	—	—	—	—	—	4,585
Gain of Treasury stock	—	—	—	—	—	—	Δ4
disposal of Treasury stock	—	—	—	—	—	—	716
Reversal of reserve for land revaluation	—	—	—	—	—	—	Δ6,181
Net change in other items	Δ1,398	Δ688	6,181	431	4,525	73	4,599
Total Increase (decrease) during the six month (million yen)	Δ1,398	Δ688	6,181	431	4,525	73	Δ102
Balance(September 30, 2006) (million yen)	3,177	Δ688	1,545	Δ754	3,279	498	116,670

Consolidated Statement of Cash flows

	Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Previous full consolidated fiscal year (April 1, 2005 to March 31, 2006)
	Amount (million yen)	Amount (million yen)	Amount (million yen)
I Cash flow from operating activities			
1 Income before income taxes and minority interests	5,033	5,032	15,154
2 Depreciation and amortization	2,516	2,266	5,289
3 Loss on impairment of fixed assets	349	4,209	608
4 Loss on disposal of fixed assets	1,089	83	1,238
5 Loss on sale of fixed assets	88	100	120
6 Gain on sale of fixed assets	-347	-5	-378
7 Gain on sale of investments in securities	-917	-	-917
8 Loss on devaluation of affiliate companies share	44	-	44
9 Gain on sale of investments and other assets	-	-5	-
10 Loss on devaluation of investments in securities	28	-	45
11 Bond issue expense	72	-	72
12 Bond redemption expense	-	0	21
13 Amortization amount of goodwill	-	270	-
14 Consolidated adjustment account write-offs	63	-	105
15 Equity method income	-36	-19	-64
16 Increase in allowance for doubtful receivables	-63	79	-235
17 Increase in warranty reserve	-	677	-
18 Interest and dividend income	-73	-125	-124
19 Interest expense	51	38	110
20 Unrealized exchange loss	13	-	-
21 Unrealized exchange gain	-	-351	-460
22 Notes and accounts receivable	1,939	2,507	-1,175
23 Decrease (increase) in inventories	-4,292	-2,704	-2,672
24 Increase in accounts payable	458	509	1,346
25 Bonuses to directors and statutory auditors	-115	-142	-115
26 Other	-647	156	-367
Sub-total	5,258	12,575	17,648
27 Interest and dividend income received	73	125	126
28 Interest paid	-51	-40	-111
29 Income tax (paid) refunded	-328	-935	-535
Cash flow from operating activities	4,951	11,724	17,128
II Cash flow from investing activities			
1 Net change in fixed-term deposits	-	-	3
2 Increase in investments in securities	-99	-745	-1,627
3 Proceeds from sale of investment securities	1,134	-	1,134
4 Increase in investment in a subsidiary and an affiliate companies	-101	-	-93
5 Acquisition of stock in consolidated subsidiaries due to change in consolidated group	-	-	29
6 Proceed from liquidation of investment in an affiliate	-	11	-
7 Proceeds from sale of property, plant and equipment	2,681	4,671	2,542
8 Purchase of property, plant and equipment	-2,115	-3,111	-3,780
9 Purchase of other assets	-307	-316	-1.080
10 Other	-415	29	-128
Cash flow from investing activities	776	538	-3,001
III Cash flow from financing activities			
1 Increase (decrease) in short-term bank loans	-50	180	-50
2 Repayment of long-term debt	-2,542	-10,208	-7.886
3 Redemption of bonds	11,542	-	11,542

4 Proceeds from disposal of Treasury stock	279	716	2,525
5 Purchase of Treasury stock	-32	-4	-37
6 Cash Dividend	-1,760	-3,677	-1,760
7 Proceed from minority interests	-	-	192
Cash flow from financing activities	7,435	-12,992	4,524
IV Effect of exchange rate changes on cash and cash equivalents	17	-96	158
V Increase (decrease) in cash and cash equivalents	13,180	-825	18,810
VI Cash and cash equivalents at beginning of the year	12,772	31,582	12,772
VII Cash and cash equivalents at end of interim (the year)	25,952	30,757	31,582

Notes related to the preparation of the consolidated financial statements

1 Scope of consolidated group (1) Consolidated subsidiaries	23 consolidated subsidiaries Names of principal consolidated subsidiaries: Mori Seiki U.S.A., INC., Mori Seiki G.m.b.H., Mori Seiki (UK) LTD., Mori Seiki FRANCE S.A., Mori Seiki ITALIANA S.R.L., Mori Seiki ESPANA S.A., Mori Seiki SINGAPORE PTE LTD, Mori Seiki (Taiwan) Co., Ltd., Mori Seiki BRASIL LTDA., Mori Seiki HONG KONG LTD., Mori Seiki MEXICO, S.A. DE C.V., Mori Seiki (THAILAND) CO., LTD., Mori Seiki (Shanghai) Co., Ltd., Mori Seiki KOREA CO., LTD., PT. Mori Seiki INDONESIA, Mori Seiki AUSTRALIA PTY LIMITED, Mori Seiki Trading, Ltd., MS SYFRAMO S.A.S. , DTL Mori Seiki, INC., Taiyo Koki Co., Ltd., Mori Seiki Techno, Ltd., Mori Seiki Fixture Laboratory, Ltd.
(2) Non-consolidated subsidiaries	Non-consolidated subsidiary names Mori Seiki TECHNO G.m.b.H. Akisino Mold Laboratory Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Reasons for exclusion from consolidated group All five non-consolidated subsidiaries are small in scale. Their total assets, sales, consolidated net income, and retained earnings are not significant for the interim consolidated financial statements.
2 Associated companies (1) Associated companies to which equity method applies	1 company
Company name	Watanabe Seikosho Co., Ltd.
(2) Non-consolidated subsidiaries and affiliated companies not accounted by the equity method	Names of consolidated subsidiaries and affiliated companies not accounted by the equity method Non-consolidated subsidiaries Mori Seiki TECHNO G.m.b.H. Akisino Mold Laboratory Ltd. Mori Seiki Leasing, Ltd. Mori Seiki Kosan, Ltd. Mori Seiki Machine Sales, Ltd. Affiliated companies

	ITOCHU Plamac Corporation and three others Reason for non-application of the equity method All five non-consolidated subsidiaries and affiliates are small in scale. Their consolidated net income and retained earnings are not significant for the interim consolidated financial statements and are not important for the overall group.
3 Fiscal year end of consolidated subsidiaries	Four consolidated subsidiaries have end-December fiscal year-ends, and 19 have end-March year-ends. Consolidated subsidiaries with end-December year-ends are reported based on pro-forma financial statements as of the interim consolidated close of accounts.
4 Summary of significant accounting policies (1) Assets (1) Investments in securities	Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Securities without determinable market value ……Stated at cost using the moving average method
(2) Net liabilities resulting from derivatives transactions	Stated at market value.
(3) Inventories	Merchandise / Finished goods / Work-in-process Stated principally at cost using the average method for domestic interim consolidated subsidiaries. Stated principally on the first-in, first-out method for overseas consolidated subsidiaries. Raw materials ……Stated at cost using the moving average method Supplies……Stated at cost using the last purchase price method
(2) Depreciation (1) Property, plant and equipment	Declining balance method, although the straight line method is used for overseas interim consolidated subsidiaries. Buildings acquired after April 1, 1998 (excluding fittings) are stated using the straight line method. The ranges of useful lives are Buildings and structures: 7 to 50 years Machinery, equipment and vehicles: 2 to 17 years
(2) Intangible fixed assets	Straight line method However, goodwill are calculated by the straight line method over 5-10 years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years)
(3) Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
(2)Warranty Reserve	A warranty reserve has been recognized for expenses connected with repairs anticipated during the customers' charge-free guarantee period. The level of this reserve is based on the Company's historical experience with warranty expenses and the related sales.
(4) Conversion of foreign currency-denominated assets and liabilities of interim consolidated group companies	Foreign currency-denominated receivables and payables of interim consolidated group companies are translated into yen at the interim fiscal year end rates. Gain or loss resulting from such translation adjustments is created or charged to income as incurred. Foreign currency-denominated assets and liabilities of overseas consolidated subsidiaries are translated into yen at the interim fiscal year end rates. Revenues and costs are translated into yen at the average exchange rate during the term, and the difference is included as foreign currency statements translation adjustments in the minority interests and shareholders' equity sections of the

	balance sheets.
(5) Method of accounting for major lease transactions	Finance leases other than those which transfer the ownership of the leased property to the Company and its interim consolidated subsidiaries are accounted for as normal operating leases in the case of domestic subsidiaries. Leases at overseas consolidated subsidiaries are accounted for as normal transactions.

(6) Hedge accounting (1) hedge accounting	The gain (loss) on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized.
(2) Items to be hedged, and methodology	Hedge methodology...Foreign exchange hedges Items hedged...Foreign currency-denominated transactions
(3) Hedging policy	In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its interim consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management.
(4) Assessing effectiveness	The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
(7) Other significant issues Consumption tax	Sales are included net of consumption tax.
5 Definition of current assets in the interim consolidated Statement of Cashflows	Current assets are defined as cash in hand, immediately redeemable deposits, and other deposits that can be easily converted into cash, as well as short-term investments with redemption dates within three months of the date of acquisition, and which entail only minimal risk of price change.

Change in Accounting

Warranty Reserve	Until the year ended March 31, 2006, warranty expenses during the cost-free guarantee period were charged to income as incurred. Effective the first quarter of the fiscal year ending March 31, 2007, we have adopted a new method of accounting which recognizes the warranty reserve based on the Company's historical experience with warranty payments and the related sales amounts. This change was made in order to achieve appropriate accounting for periodic income by matching warranty expenses during the cost-free guarantee period with the related revenues from the sales of the products and because control of warranty expenses during the cost-free guarantee period has become more important under managements policy of enhancing product quality. As a result, a reversal of the warranty reserve of ¥20 million which is included in selling, general and administrative expenses and a provision for the prior years' warranty reserve of ¥657 million included in special losses were recognized in the accompanying consolidated statement

	of income for the 6-month period ended September 30, 2006. The effect of this change was to decrease both operating income and ordinary income by ¥20 million and to decrease income before income taxes for the first quarter by ¥677 million as compared with the corresponding amounts which would have been recorded under the previous method.
Accounting Standard for Presentation of Net Assets in the Balance Sheet	Effective the first semiannual period of the fiscal year ending March 31, 2007, we have adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" in accordance with Accounting Standards Board of Japan ("ASBJ") Statement No. 5 issued on December 9, 2005 and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet," ASBJ Statement No. 8 issued on December 9, 2005. The effect of the adoption of this standard on net income was nil for the first semiannual period of fiscal year ending March 31, 2007. The total amount of shareholders' equity under the previous method of presentation was ¥116,859 million. In accordance with certain amendments to the regulations regarding consolidated semiannual financial statements, the accompanying consolidated semiannual financial statements have been prepared in accordance with the amended regulations.
Changes in presentation Consolidated Statement of Cash flows	Amortization of goodwill" which had been included in "Amortization in consolidation adjustment account write-offs" and "Depreciation and amortization" up to the previous first semiannual period has been presented as a separate account in the current semiannual period.

Notes

(Consolidated balance sheets)

Previous interim consolidated fiscal year (September 30, 2005)	Current interim consolidated fiscal year (September 30, 2006)	Previous full consolidated fiscal year (March 31, 2006)
* 1 Cumulative depreciation of property, plant and equipment: 69,431 million yen	* 1 Cumulative depreciation of property, plant and equipment: 67,232 million yen	* 1 Cumulative depreciation of property, plant and equipment: 70,547 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 322 others): 2,219 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 363 others): 2,425 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others): 2,399 million yen
3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows:	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows:	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows:
Commitment ceiling: 11,000 million yen Borrowed: - Balance: 11,000 million yen	Commitment ceiling: 11,000 million yen Borrowed: - Balance: 11,000 million yen	Commitment ceiling: 11,000 million yen Borrowed: - Balance: 11,000 million yen

(Consolidated Statements of income)

Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Previous full consolidated fiscal year (April 1, 2005 to March 31, 2006)
* 1 Principal items of selling expenses and general administrative expenses Freight 3,458 million yen Sales promotion expenses 1,721 million yen Salaries and bonuses 4,757 million yen Retirement benefits 120 million yen Depreciation 982 million yen Research and development expenses 2,748 million yen Consolidated adjustment account depreciation 63 million yen Fees and commissions 1,007 million yen	* 1 Principal items of selling expenses and general administrative expenses Freight 3,458 million yen Sales promotion expenses 2,309 million yen Salaries and bonuses 5,504 million yen Retirement benefits 140 million yen Depreciation 728 million yen Research and development expenses 1,518 million yen Amortization amount of goodwill 270million yen Fees and commissions 1,067 million yen Provision for warranty reserve 20million yen	* 1 Principal items of selling expenses and general administrative expenses Freight 6,688 million yen Sales promotion expenses 3,334 million yen Salaries and bonuses 9,986 million yen Retirement benefits 245 million yen Depreciation 2,262 million yen Research and development expenses 4,659 million yen Consolidated adjustment account depreciation 105 million yen Fees and commissions 2,121 million yen
* 2 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 14 million yen Land 332 million yen Other(furniture and equipment) 0 million yen Total 347 million yen	* 2 Gain on sale of fixed assets (breakdown) Buildings and structures 0million yen Machinery, equipment and vehicles 4 million yen Other(furniture and equipment) 0 million yen Total 5 million yen	* 2 Gain on sale of fixed assets (breakdown) Buildings and structures 8 million yen Machinery, equipment and vehicles 20 million yen Land 347 million yen Other(furniture and equipment) 1 million yen Total 378 million yen
* 3 Loss on disposal of fixed assets (breakdown) Buildings and structures 405 million yen Machinery, equipment and vehicles 683 million yen Other(furniture and equipment) 0 million yen Total 1,089 million yen	* 3 Loss on disposal of fixed assets (breakdown) Buildings and structures 0 million yen Machinery, equipment and vehicles 14 million yen Other(furniture and equipment) 23 million yen Other(software) 45 million yen Total 83 million yen	* 3 Loss on disposal of fixed assets (breakdown) Buildings and structures 458 million yen Machinery, equipment and vehicles 737 million yen Other(furniture and equipment) 11 million yen Other(software) 31 million yen Total 1,238 million yen
* 4 Loss on sale of fixed assets (breakdown) Machinery, equipment and vehicles 7 million yen Land 80 million yen Total 88 million yen	* 4 Loss on sale of fixed assets (breakdown) Buildings and structures 56 million yen Machinery, equipment and vehicles 3 million yen Land 38 million yen Other(furniture and equipment) 1million yen Total 100 million yen	* 4 Loss on sale of fixed assets (breakdown) Buildings and structures 80 million yen Machinery, equipment and vehicles 39 million yen Other(furniture and equipment) 0 million yen Total 120 million yen

	Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	
	Impairment losses The Company recognized the following impairment losses: <table><tr><th>Use</th><th>Type</th><th>Location</th><th>Value Millions of yen</th></tr><tr><td>Sales office</td><td>Building</td><td>33 sites</td><td>1,436</td></tr><tr><td>Sales office</td><td>Land</td><td>36 sites</td><td>2,772</td></tr><tr><td>Total</td><td></td><td></td><td>4,209</td></tr></table> Background The land and buildings listed above were used as sales offices or for other purposes. We recognized impairment losses on these assets for the 6-month period ended September 30, 2006 because of our decision to sell them. The land and buildings were sold on September 27, 2006. Grouping Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned. Calculation of recoverable amounts Method for calculating recoverable amounts, etc. The recoverable amounts are based on the anticipated realizable sales prices of the respective assets.	

(Consolidated Statement of Changes in Net Assets)

First half of the current consolidated fiscal year (April 1, 2006 to September 30, 2006)

1. Information about shares issued

Type of shares	End of previous consolidated fiscal year	Increase	Decrease	End of first half of current consolidated fiscal year
Common shares	96,364,872	1,478	—	96,366,350

(Outline of reasons for changes)
The breakdown of the main reasons for the increase in the number of shares is as below:
Increase caused by the exercise of new stock acquisition rights of convertible bonds:
1,478 shares

2. Information about treasury stock

Type of shares	End of previous consolidated fiscal year	Increase	Decrease	End of first half of current consolidated fiscal year
Common shares	4,454,518	2,014	718,226	3,738,306

(Outline of reasons for changes)
The breakdown of the main reasons for the increase in the number of shares is as below:
Increase resulting from the purchase of single shares comprising less than one unit with voting rights: 1,822

shares

Treasury stock (shares of common stock of Mori Seiki) attributable to us which were acquired by affiliates accounted for by the equity method: 192 shares

The breakdown of the main reasons for the decrease in the number of shares is as below:
Exercise of new stock acquisition rights (stock options): 718,100 shares.

3. Information about new stock acquisition rights, etc.
There is no relevant information.

4. Information about dividends

(1) Dividends payable

Resolution	Type of shares	Dividend amount (million yen)	Dividend per share (yen)	Date of record	Effective date
Annual meeting of shareholders held on June 29, 2006	Common shares	3,677	40	March 31, 2006	June 30, 2006

(2) Dividends whose date of record is within the first half of the current consolidated fiscal year, and whose effective date is within the second half of the current consolidated fiscal year.

Resolution	Type of shares	Dividend funds?	Dividend amount (million yen)	Dividend per share (yen)	Date of record	Effective date
Meeting of Board of Directors held on October 30, 2006	Common shares	Retained earnings	1,852	20	September 30, 2006	December 28, 2006

(Consolidated Statement of Cash flows)

Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Previous full consolidated fiscal year (April 1, 2005 to March 31, 2006)
Relation between end-of-interim term cash and cash equivalents and amounts stated on the interim consolidated balance sheets	Relation between end-of-interim term cash and cash equivalents and amounts stated on the interim consolidated balance sheets	Relation between end-of- term cash and cash equivalents and amounts stated on the interim consolidated balance sheets
Cash and deposits account 25,955 million yen	Cash and deposits account 30,757 million yen	Cash and deposits account 31,582 million yen
Term deposits with terms in excess of three months -3 million yen	Cash and cash equivalents balance at end of term 30,757 million yen	Cash and cash equivalents balance at end of term 31,582 million yen
Cash and cash equivalents balance at end of term 25,952 million yen		

(Segment information)

By business

Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)
Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)
Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

As the machine tool business segment record more than 90% of the net sales of all business segments and of the total value of the total operating income of the business which recorded operating income, and of the total assets of all business segments, the disclosure of business segment information has been omitted.

By geographic region

Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	36,199	14,751	13,861	1,229	66,042	-	66,042
(2) Intra-group sales Sales	24,369	636	326	486	25,818	-25,818	-
Total	60,568	15,388	14,188	1,715	91,860	-25,818	66,042
Operating expenses	55,586	14,916	13,847	1,528	85,879	-25,414	60,464
Operating income (loss) (-)	4,981	471	340	187	5,981	-403	5,577

Notes: 1. Shared operating expenses are distributed among all segments.
2. The segments consist of the following countries and regions:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

3. Change in accounting standards

Recognition of sales

As noted in the Notes to the financial statements, from the current consolidated fiscal year the standard for booking sales has changed. The impact of the change is to reduce consolidated sales by 2,696 million yen, and operating income, ordinary income, and net income before taxes by 795 million yen. The change does not impact individual segments outside Japan.

Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	41,910	16,306	18,453	1,761	78,431	-	78,431
(2) Intra-group sales Sales	24,369	363	245	434	28,912	-28,912	-
Total	60,568	15,388	14,188	2,195	107,344	-28,912	78,431
Operating expenses	55,586	14,916	13,847	2,173	97,167	-28,764	68,402
Operating income (loss) (-)	4,981	471	340	21	10,177	-148	10,029

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico

Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey

Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

3. Change in accounting standards

Warranty reserve

Until the year ended March 31, 2006, warranty expenses during the cost-free guarantee period were charged to income as incurred. Effective the first quarter of the fiscal year ending March 31, 2007, we have adopted a new method of accounting which recognizes the warranty reserve based on the Company's historical experience with warranty payments and the related sales amounts.

The effect of this change was to decrease operating income by ¥20 million as compared with the corresponding amounts which would have been recorded under the previous method.

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

Millions of yen

	Japan	Americas	Europe	Asia and Oceania	Total	Eliminations	Consolidated total
Sales and operating income Sales (1) Sales to third parties Sales	79,066	31,774	31,531	2,967	145,339	-	145,339
(2) Intra-group sales Sales	50,369	771	577	975	52,693	-52,693	-
Total	129,435	32,545	32,108	3,943	198,033	-52,693	145,339
Operating expenses	114,981	31,159	31,333	3,684	181,158	-52,113	129,045
Operating income (loss) (-)	14,454	1,386	775	258	16,874	-580	16,294

Notes: 1. Shared operating expenses are distributed among all segments.

2. The segments consist of the following countries and regions:

(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.

(2) The segments consist of the following countries:

Americas..........................United States, Brazil, Mexico
Europe..........................Germany, United Kingdom, France, Italy, Spain, Turkey
Asia / Oceania......Singapore, Taiwan, China, Thailand, Korea, Indonesia, Australia, India, Malaysia

3. Change in accounting standards

Recognition of sales

As noted in the Notes to the financial statements, from the current consolidated fiscal year the standard for booking sales has changed. The impact of the change is to reduce consolidated sales by 1,798 million yen, and operating income, ordinary income, and net income before taxes by 554 million yen. The change does not impact individual segments outside Japan.

Overseas sales

Previous interim consolidated fiscal year ((April 1, 2005 to September 30, 2005)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	16,781	14,789	6,117	37,689
Consolidated Sales (million yen)				66,042
Overseas sales as a percentage of total consolidated sales (%)	25.4	22.4	9.3	57.1

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, Czech, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia, Philippine, Vietnam

Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	18,206	19,159	5,852	43,218
Consolidated Sales (million yen)				78,431
Overseas sales as a percentage of total consolidated sales (%)	23.2	24.4	7.5	55.1

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia, Slovenia, Czech, Hungary, Poland
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia,

New Zealand, Malaysia, Philippine, Vietnam

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

	Americas	Europe	Asia and Oceania	Total
Overseas sales (million yen)	36,421	33,303	12,397	82,122
Consolidated Sales (million yen)				145,339
Overseas sales as a percentage of total consolidated sales (%)	25.1	22.9	8.5	56.5

Notes: 1 Overseas sales consist of sales by the Company and its subsidiaries outside Japan.
2 The segments consist of the following countries:
(1) The Company and consolidated subsidiaries are summarized in three segments by geographic area based on the countries where customers are located.
(2) The segments consist of the following countries:
Americas..........................United States, Brazil, Canada, Argentina, Mexico
Europe..........................Germany, United Kingdom, Italy, France, Spain, The Netherlands, Norway, Sweden, Denmark, Switzerland, Israel, Finland, Turkey, Russia
Asia / Oceania......Singapore, Taiwan, China, Thailand, India, Indonesia, Korea, Australia, New Zealand, Malaysia

Leases

Lease information has been omitted since this will be disclosed on EDINET in the consolidated semiannual financial statements.

Marketable securities

Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the interim term (million yen)	Unrealized gain (million yen)
Securities	3,603	9,394	5,790
Total	3,603	9,394	5,790

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value
Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	309
Affiliated companies' stock	794

Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the interim term (million yen)	Unrealized gain (million yen)
Securities	5,130	11,182	6,051
Total	5,130	11,182	6,051

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	838

Previous consolidated fiscal year (April 1, 2005 to March 31, 2006)

1 Other marketable securities with determinable market value

	Acquisition cost (million yen)	Value carried on consolidated balance sheets on the last day of the term (million yen)	Unrealized gain (million yen)
Securities	5,130	12,775	7,645
Total	5,130	12,775	7,645

Note: An impairment loss is recorded when the market value of a security falls by 30% or more from its carrying value.

2 Marketable securities not reported at market value

Subsidiary and affiliated companies' stock

	Amount included on consolidated balance sheets (million yen)
Subsidiary company stock	300
Affiliated companies' stock	838

Derivative Financial Instruments

Market value of derivatives transactions

Contract value, market value, and unrealized gain (loss)

	Type	Previous interim consolidated fiscal year (September 30, 2005)				Current interim consolidated fiscal year (September 30, 2006)				End of previous consolidated fiscal year (March 31, 2006)			
		Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (million yen)	Contract value (million yen)	Portion of contract value exceeding one year (million yen)	Market value (million yen)	Unrealized gain (loss) (million yen)
Derivatives transactions	Hedge transactions												
	Sell:												
	U.S. dollars	1,901	-	1,978	-76	2,083	-	2,012	-70	2,475	-	2,480	-4
	Euro	7,580	1,187-	7,662	-82	6,381	-	6,054	-326	7,885	-	8,178	-293
Total		9,482	1,187	9,641-	-159	8,465	-	8,067	-397	10,360	-	10,659	-297

Notes: 1 Calculation of market value

Foreign exchange hedges……Based on futures market pricing.

2 hedge accounting: Items subject to deferred hedge accounting are not disclosed.

Stock options and others

This information is not applicable to the Company.

Summary of Interim Non-consolidated Financial and Business Results for the First Half of the Year Ended March 2007

October 30, 2006

Company name	Mori Seiki Co., Ltd.	Stock Exchange Listings	Tokyo, Osaka
Code number	6141	Headquarters Location	
(URL http://www.moriseiki.co.jp)		Aichi Prefecture	
Representative	President		
Name	Masahiko Mori		
Contact (title)	Director Accounting & Finance Dept. Exective Officer		
Name	Morikuni Uchigasaki	TEL (052) 587-1835	

Date of interim meeting of Board of Directors: October 30, 2006
Start of payment of interim dividend: December 28, 2006 Unit of stock: 100 shares

Non-consolidated Business Results (April 1, 2006 to September 30, 2006)

(1) Non-consolidated earnings (All figures are rounded to the nearest one million yen)

	Sales		Operating income		Ordinary income	
	millions of yen	%	millions of yen	%	millions of yen	%
First six months of FY2006	66,415	14.1	8,951	92.9	8,919	99.3
First six months of FY2005	58,214	29.7	4,640	96.6	4,475	81.9
Year ended March 2006	124,144		13,770		13,401	

	Net income		Net income per share
	millions of yen	%	yen
First six months of FY2006	4,293	Δ 5.8	46.87
First six months of FY2005	4,560	124.2	51.76
Year ended March 2006	13,284		147.77

Notes:

1) Average number of shares outstanding: First six months of FY2006: 92,649,245, first six months of FY2005: 88,106,540, Year ended March 2006: 88,935,713

2) Changes in accounting policy Yes

3) The percentage figures for net sales, operating income, ordinary income, and net income represent increases (decreases) relative to the same period of the previous year.

(2) Non-consolidated financial condition

	Total assets	Shareholders' equity	Shareholders' equity ratio	Equity per share
	millions of yen	millions of yen	%	yen
First six months of FY2006	138,131	108,874	78.8	1,175.12
First six months of FY2005	138,668	95,506	68.9	1,081.87
Year ended March 2005	148,154	109,766	74.1	1,192.45

Notes:

1) Average number of shares outstanding: First six months of FY2006: 92,649,245, first six months of FY2005: 88,279,426, year ended March 2006: 91,931,363

2) Treasury stock at the end of September 2006: 3,717,105 shares, September 2005: 6,496,001 shares, March 2006: 4,433,509 shares

2. Forecasts for the year April 1, 2006 to March 31, 2007

	Sales	Ordinary income	Net income	Net income per share
	millions of yen	millions of yen	millions of yen	yen
Year ended March 2007	138,000	17,800	12,500	134.92

3. Dividends

	Interim dividend per share	Year ended March dividend per	Annual Total	
	yen	yen	yen	
Year ended March 2006	-	40.00	40.00	
First six months of FY2006	20.00	—		
Year ended March 2007	—	20.00	40.00	(Forecasts)

The forecast stated above is based on pieces of information which are currently available.
Therefore, it contains an element of uncertainty.
The actual results may be different from the above forecast due to changes in circumstances.
Please refer to precautions of making use of the forecast and assumptions on which the forecast is based.

Balance sheets

	Previous interim Non-consolidated fiscal year (September 30, 2005)		Current interim Non-consolidated fiscal year (September 30, 2006)		Previous full Non-consolidated fiscal year (March 31, 2006)	
	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)	Amount (million yen)	Percentage of total (%)
Assets						
I Current Assets						
1 Cash and deposits	21,068		24,568		24,088	
2 Notes receivable	783		522		846	
3 Accounts receivable	24,121		24,395		27,278	
4 Inventories	19,807		21,294		19,263	
5 Deferred income taxes	35		23		31	
6 Consumption tax receivable	101		169		224	
7 Other	2,062		2,533		2,196	
8 Allowance for doubtful receivables	-68		-68		-72	
Total current assets	67,912	49.0	73,439	53.2	73,856	49.9
II Fixed assets						
1 Property, plant and equipment						
(1) Buildings	20,005		17,357		19,492	
(2) Machinery and equipment	5,156		5,361		5,054	
(3) Land	18,240		12,519		18,240	
(4) Construction in progress	260		130		642	
(5) Other	3,495		3,703		3,434	
Total property, plant and equipment	47,159	34.0	39,072	28.3	46,864	31.6
2 Intangible fixed assets						
Total intangible fixed assets	1,967	1.4	2,109	1.5	2,294	1.5
3 Investments and other assets						
(1) Investments in securities	9,394		11,182		12,775	
(2) Shares in affiliate companies	8,853		9,001		9,013	
(3) Other	3,380		3,325		3,348	
Total investments and other assets	21,628	15.6	23,509	17.0	25,138	17.0
Total fixed assets	70,755	51.0	64,692	46.8	74,297	50.1
Total assets	138,668	100.0	138,131	100.0	148,154	100.0

	Previous interim Non-consolidated fiscal year (September 30, 2005)			Current interim Non-consolidated fiscal year (September 30, 2006)			Previous full Non-consolidated fiscal year (March 31, 2006)		
	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)	Amount (million yen)		Percentage of total (%)
Liabilities									
I Current liabilities									
1 Accounts payable		7,685			8,524			7,977	
2 Current portion of long-term debt		5,000			-			5,000	
3 Accrued income taxes		161			156			218	
4 Warranty Reserve					385			-	
5 Other		4,610			6,988			5,908	
Total current liabilities		17,456	12.6		16,054	11.6		19,104	12.9
II Long-term liabilities									
1 Bonds with stock acquisition rights		11,500			9,331			9,333	
2 Long-term debt		10,000			-			5,000	
3 Deferred income taxes		2,380			2,171			3,126	
4 Deferred income taxes on reserve for land revaluation		1,824			1,699			1,824	
Total long-term liabilities		25,704	18.5		13,202	9.6		19,284	13.0
Total liabilities		43,161	31.1		29,257	21.2			
Shareholders' equity									
I Common stock		28,190	20.3		-	-		29,285	19.8
II Capital surplus									
1 Capital reserve	40,931			-			42,024		
2 Other Capital surplus	57			-			504		
Total capital surplus		40,988	29.5		-	-		42,529	28.6
III Retained earnings									
1 Legal reserve	2,650			-			2,650		
2 General reserve	32,898			-			32,898		
3 Unappropriated retained earnings	-2,370			-			6,354		
Total retained earnings		33,178	23.9		-	-		41,903	28.3
IV Reserve for land revaluation		-4,636	-3.3		-	-		-4,636	-3.1
V Net unrealized holding gain on securities		3,446	2.5		-	-		4,549	3.1
VI Treasury stock		-5,660	-4.0		-	-		-3,865	-2.6
Total shareholders' equity		95,506	68.9		-	-		109,766	74.1
Total liabilities and shareholders' equity		138,668	100.0		-	-		148,154	100.0
Net Assets									
I Shareholders' equity									
1 Capital		-	-		29,286	21.2		-	-
2 Capital surplus									
(1) Capital reserve	-			42,025			-		

(2) Other	-			594			-		
Total Capital surplus		-	-		42,620	30.9		-	-
3 Retained earnings									
(1) Legal reserve	-			2,650			-		
(2) Other									
Extraordinary disposal reserve	-			42			-		
Asset reduction reserve	-			174			-		
Other reserve	-			32,600			-		
Retained earnings carried forward	-			728			-		
Total Retained earnings		-	-		36,195	26.2		-	-
4 Treasury stock		-	-		-3,242	-2.4		-	-
Total Shareholders'equity		-	-		104,860	75.9		-	-
II Valuation, Translation Adjustments and Others									
1 Net unrealized holding gain on securities		-	-		3,157	2.3		-	-
2 Deferred assets (liabilities) arising from hedge accounting		-	-		-688	-0.5		-	-
3 Reserve for land revaluation		-	-		1,545	1.1		-	-
Total Valuation, Translation Adjustments and Others		-	-		4,014	2.9		-	-
Total Net Assets		-	-		108,874	78.8		-	-
Total Liabilities and Net Assets		-	-		138,131	100.0		-	-

Statements of income

	Previous interim Non-consolidated fiscal year (September 30, 2005)			Current interim Non-consolidated fiscal year (September 30, 2006)			Previous full Non-consolidated fiscal year (March 31, 2006)		
	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)	Amount (million yen)		% of total (%)
I Net sales		58,214	100.0		66,415	100.0		124,144	100.0
II Cost of sales		39,175	67.3		43,222	65.1		82,238	66.2
Gross profit		19,038	32.7		23,192	34.9		41,906	33.8
III Selling, general and administrative expenses		14,398	24.7		14,240	21.4		28,135	22.7
Operating income		4,640	8.0		8,951	13.5		13,770	11.1
IV Non-operating income									
1 Interest income	3			7			6		
2 Dividend income	50			75			72		
3 Foreign exchange gain	-			44			-		
4 Rental income	115			-			115		
5 Other	87	256	0.4	71	198	0.3	134	330	0.3
V Non-operating expenses									
1 Interest expense	39			21			71		
2 Interest on bonds	197			-			293		
3 Foreign exchange loss	72			-			72		
4 Other	111	421	0.7	209	231	0.4	260	698	0.6
Ordinary income		4,475	7.7		8,919	13.4		13,401	10.8
VI Extraordinary income									
1 Gain on sale of fixed assets	262			0			268		
2 Gain on sale of investments in securities	917			-			917		
3 Gain on return of allowance for doubtful receivables and Other	118	1,297	2.2	9	9	0.0	114	1,299	1.0
VII Extraordinary expenses									
1 Loss on sale of fixed assets	683			62			824		
2 Loss on disposal of fixed assets	85			98			110		
3 Loss on devaluation of investments in securities	349			4,209			349		
4 Loss on devaluation of shares in affiliate companies	44			-			44		
5 Loss on termination of leases	-			-			45		
6 Provision for the prior years' warranty reserve	28	1,192	2.1	369	4,739	7.1	-	1,374	1.1
Income before income taxes		4,581	7.8		4,189	6.3		13,326	10.7
Income taxes	21			21			42		
Corporation tax adjustment	-	21	0.0	-125	-104	-0.2	-	42	0.0
Net income		4,560	7.8		4,293	6.5		13,284	10.7
Unappropriated retained earnings brought forward		1,604			-			1,604	
Reversal of reserve for land revaluation		-8,535			-			-8,535	
Unappropriated retained earnings		-2, 370			-			6,354	

Interim Non-Consolidated Statements of Shareholders' Equity

(April 1, 2006 to September 30, 2006)

	Shareholders' equity			
	Capital	Capital surplus		
		Capital reserve	Other	Total Capital surplus
Balance(March31, 2006) (million yen)	29,285	42,024	504	42,529
Increase (decrease) during the interim				
Issue of new stock	1	1	—	1
disposal of Treasury stock	—	—	89	89
Total Increase (decrease) during the interim (million	1	1	89	90
Balance(September 30, 2006) (million	29,286	42,025	594	42,620

	Shareholders' equity							
	Retained earnings						Treasury stock	Total shareholder's equity
	Legal reserve	Other				Total Retained earnings		
		Extraordinary disposal reserve	Asset reduction reserve	Other reserve	Retained earnings carried forward			
Balance(March31, 2006) (million yen)	2,650	114	184	32,600	6,354	41,903	-3,865	109,852
Increase (decrease)								
Issue of new stock	—	—	—	—	—	—	—	2
Liquidation of Extraordinary disposal reserve	—	-72	—	—	72	—	—	—
Liquidation of Asset reduction reserve	—	—	-9	—	9	—	—	—
Dividends	—	—	—	—	-3,677	-3, 677	—	-3,677
Bonuses to directors and statutory auditors	—	—	—	—	-142	-142	—	-142

Net loss during the interim	—	—	—	—	4, 293	4, 293	—	4,293
Gain of Treasury stock	—	—	—	—	—	—	-4	-4
disposal of Treasury stock	—	—	—	—	—	—	626	716
Reversal of reserve for land revaluation	—	—	—	—	-6,181	-6, 181	—	-6,181
Total Increase (decrease) during the interim (million yen)	—	-72	-9		-5,625	-5,707	622	-4,992
Balance(Septembrt 30, 2006) (million yen)	2,650	42	174	32,600	728	36,195	-3,242	104,860

	Valuation, Translation Adjustments and Others				
	Net unrealized holding gain on securities	Deferred assets (liabilities) arising from hedge accounting	Total Net Assets	Total Valuation, Translation Adjustments and Others	Total Net Assets
Balance(March31, 2006) (million yen)	4,549	—	-4,636	-86	109,766
Increase (decrease)					
Issue of new stock	—	—	—	—	2
Dividends	—	—	—	—	-3, 677
Bonuses to directors and statutory auditors	—	—	—	—	-142
Net loss during the quarter	—	—	—	—	4,293
Gain of Treasury stock	—	—	—	—	-4
disposal of Treasury stock	—	—	—	—	716
Reversal of reserve for land revaluation	—	—	—	—	-6,181
Net change in other items	-1,392	-688	6,181	4,101	4,101
Total Increase (decrease) during the interim (million yen)	-1,392	-688	6,181	4,101	-891

Balance(September 30, 2006) (million yen)	3,157	-688	1,545	4,014	108,874

Important accounting policies

1 Assets valuation standard and methodology (1) Investments in securities valuation standard and methodology	(1) Other investments in securities Securities with determinable market value Stated at market value as of the last day of the interim period. Unrealized holding gains (losses) are stated in the Shareholders' Equity portion of the balance sheets. The cost of securities sold is determined based on the moving-average method Non-marketable available-for-sale securities Stated at cost determined by the moving-average method. (2) Shares in subsidiaries and affiliated companies are stated at cost determined by the moving-average method.
(2) Liabilities arising as a result of derivatives trades valuation standard and methodology	Stated at market value
(3) Inventories valuation standard and methodology	Merchandise, Finished goods, Work-in-process ......Stated at cost using the average method Raw materials ......Stated at cost using the moving average method Supplies......Stated at cost using the last purchase price method
2 Depreciation of fixed assets (1) Property, plant and equipment (2) Intangible fixed assets	Declining balance method However, the Straight line method is applied to buildings acquired since April 1, 1998 (excluding fittings). The ranges of useful lives are Buildings 8 to 50 years Machinery and equipment 2 to 17 years Straight line method However, goodwill are calculated by the straight line method over five years, software for sale is calculated by the forecast sales period (three years), and software for in-house use is calculated by the period of potential usage (five years).
3 Standard for inclusion of reserves (1) Allowance for doubtful receivables	The Company bases its provisioning for future bad debts on actual default ratios. Specific doubtful receivables considered to be non-recoverable are provisioned against individually.
(2)Wrranty reserve	A warranty reserve has been recognized for expenses connected with repairs anticipated during the customers' charge-free guarantee period. The level of this reserve is based on the Company's historical experience with warranty expenses and the related sales.
4. Accounting for leases	Finance leases other than those which transfer the ownership of the leased property to the Company and its consolidated subsidiaries are accounted for as normal operating leases.
5 hedge accounting (1) hedge accounting methodology (2) Items to be hedged, and methodology (3) Hedging policy (4) Assessing effectiveness	Deferred hedge accounting. Foreign exchange hedges Items hedged: foreign currency-denominated transactions In response to risk-hedging needs related to foreign exchange rates and interest rates for customers, the Company and its consolidated subsidiaries use derivative transactions for hedging risk with the aim of appropriate market risk management. The effectiveness of a cash flow hedge is assessed based on the correlation between a base interest rate index of the hedged cash flow and that of the hedging instrument.
6 Other significant issues	

(1) Consumption tax	Sales are included net of consumption tax.

Change in Accounting

Warranty Reserve	Until the year ended March 31, 2006, warranty expenses during the cost-free guarantee period were charged to income as incurred. Effective the first quarter of the fiscal year ending March 31, 2007, we have adopted a new method of accounting which recognizes the warranty reserve based on the Company's historical experience with warranty payments and the related sales amounts. This change was made in order to achieve appropriate accounting for periodic income by matching warranty expenses during the cost-free guarantee period with the related revenues from the sales of the products and because control of warranty expenses during the cost-free guarantee period has become more important under managements policy of enhancing product quality. As a result, a reversal of the warranty reserve of ¥16 million which is included in selling, general and administrative expenses and a provision for the prior years' warranty reserve of ¥369 million included in special losses were recognized in the accompanying consolidated statement of income for the 6-month period ended September 30, 2006. The effect of this change was to decrease both operating income and ordinary income by ¥16 million and to decrease income before income taxes for the first quarter by ¥385 million as compared with the corresponding amounts which would have been recorded under the previous method.
Accounting Standard for Presentation of Net Assets in the Balance Sheet	Effective the first semiannual period of the fiscal year ending March 31, 2007, we have adopted "Accounting Standard for Presentation of Net Assets in the Balance Sheet" in accordance with Accounting Standards Board of Japan ("ASBJ") Statement No. 5 issued on December 9, 2005 and "Guidance on Accounting Standard for Presentation of Net Assets in the Balance Sheet," ASBJ Statement No. 8 issued on December 9, 2005. The effect of the adoption of this standard on net income was nil for the first semiannual period of fiscal year ending March 31, 2007. The total amount of shareholders' equity under the previous method of presentation was ¥109,562 million.

In accordance with certain amendments to the regulations regarding consolidated semiannual financial statements, the accompanying consolidated semiannual financial statements have been prepared in accordance with the amended regulations.

(Balance sheets)

Previous interim consolidated fiscal year (September 30, 2005)	Current interim consolidated fiscal year (September 30, 2006)	Previous full consolidated fiscal year (March 31, 2006)
* 1 Cumulative depreciation of property, plant and equipment 65,268million yen	* 1 Cumulative depreciation of property, plant and equipment 62,378million yen	* 1 Cumulative depreciation of property, plant and equipment 65,926 million yen
2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 305 others) 2,219 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 363 others) 2,425 million yen	2 Contingent liabilities Contingent liabilities on lease payments by customers (Komatuski and 346 others) 2,399 million yen
3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows:	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows:	3 Commitment line agreement The Company has signed commitment line agreements with three banks in order to procure working capital efficiently. The resulting balance of loans not taken up at the end of the interim term is as follows:
Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen	Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen	Commitment ceiling 11,000 million yen Borrowed - Balance 11,000 million yen

(Statement of income)

Previous interim consolidated fiscal year (April 1, 2005 to September 30, 2005)	Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	Previous full consolidated fiscal year (April 1, 2005 to March 31, 2006)
* 1 Depreciation Property, plant and equipment 1,744 million yen Intangible fixed assets 421 million yen	* 1 Depreciation Property, plant and equipment 1,634 million yen Intangible fixed assets 469 million yen	* 1 Depreciation Property, plant and equipment 3,545 million yen Intangible fixed assets 844 million yen
* 2 Gain on sale of fixed assets (breakdown) Machinery, equipment and vehicles 5 million yen land 257 million yen Total 262 million yen	* 2 Gain on sale of fixed assets (breakdown) Buildings 0 million yen structures 0 million yen Machinery and equipment 0 million yen Other(furniture and equipment) 0 million yen Total 0 million yen	* 2 Gain on sale of fixed assets (breakdown) structures 0 million yen Machinery and equipment 7 million yen Other(furniture and equipment) 1 million yen Other(Software) 1 million yen land 257 million yen Total 268 million yen
* 3 Loss on disposal of fixed assets (breakdown) Machinery, equipment and vehicles 683 million yen Other(furniture and equipment) 0 million yen Total 683 million yen	* 3 Loss on disposal of fixed assets (breakdown) Buildings 0 million yen Machinery and equipment 12 million yen vehicles 0 million yen Other(furniture and equipment) 5 million yen Other(Software) 44 million yen Total 62 million yen	* 3 Loss on disposal of fixed assets (breakdown) Buildings 52 million yen structures 0 million yen Machinery and equipment 735 million yen Other(furniture and equipment) 4 million yen Other(Software) 31 million yen Total 824 million yen

• 4 Loss on sale of fixed assets	• 4 Loss on sale of fixed assets	• 4 Loss on sale of fixed assets
(breakdown) Buildings 80 million yen Machinery and equipment 4 million yen Total 85 million yen	(breakdown) Buildings 53 million yen structures 2 million yen Machinery and equipment 1 million yen land 38 million yen Other(furniture and equipment) 1 million yen Total 98 million yen	(breakdown) Buildings 80 million yen Machinery and equipment 29 million yen Total 110 million yen

	Current interim consolidated fiscal year (April 1, 2006 to September 30, 2006)	

Impairment losses

The Company recognized the following impairment losses:

Use	Type	Location	Value Millions of yen
Sales office	Building	33 sites	1,436
Sales office	Land	36 sites	2,772
Total			4,209

Background

The land and buildings listed above were used as sales offices or for other purposes.We recognized impairment losses on these assets for the 6-month period ended September 30, 2006 because of our decision to sell them.

The land and buildings were sold on September 27, 2006.

Grouping

Marketing and sales offices are deemed to be part of the Marketing HQ, and production facilities to be part of the Manufacturing HQ. Idle land for which no future use is planned is grouped according to the type of structure initially planned.

Calculation of recoverable amounts

Method for calculating recoverable amounts, etc.

The recoverable amounts are based on the anticipated realizable sales prices of the respective assets.

(Consolidated Statement of Changes in Net Assets)

First half of the current consolidated fiscal year (April 1, 2006 to September 30, 2006)

Information about treasury stock

Type of shares	End of previous consolidated fiscal year	Increase	Decrease	End of first half of current consolidated fiscal year
Common shares	4,433,509	1,822	718,226	3,717,105

(Outline of reasons for changes)
The breakdown of the main reasons for the increase in the number of shares is as below:
Increase resulting from the purchase of single shares comprising less than one unit with voting rights: 1,822 shares
The breakdown of the main reasons for the decrease in the number of shares is as below:
Exercise of new stock acquisition rights (stock options): 718,100 shares.

Leases

Lease information has been omitted since this will be disclosed on EDINET in the consolidated semiannual financial statements.

Marketable securities
Previous interim consolidated fiscal year (September 30, 2005)
Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.
Current interim consolidated fiscal year (September 30, 2006)
Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.
Previous full consolidated fiscal year (March 31, 2006)
Not detailed, due to the absence of stocks in subsidiaries or affiliated companies with market value.